FINAL
12/9/04

         FOR INTERNAL USE ONLY. NOT TO BE DISTRIBUTED OR SHOWN TO PUBLIC

                          EVERGREEN LIQUIDITY PLAN Q&A

What is the Evergreen Liquidity Plan?  What is it designed to do?

The Evergreen Liquidity Plan allows ERH shareholders to tender fund shares at their full net asset value (NAV) through a tender offer process, provided that fund shares are trading at a specific discount for a specified test period. The tender offer is limited to 5% of the Fund's outstanding shares.

The provision is designed to give shareholders an alternative to selling fund shares at only the market price, which may be lower than the NAV.

The tender offer:

o        Will take place for 8 consecutive quarters following the Fund's IPO
o        Is subject to approval by the Fund's Board of Trustees
o Requires that the discount (market price relative to Fund NAV) exceeds 5% each day of the test period (the 21st through 40th trading days of the calendar quarter)

It is important to note that the NAV that will be paid to shareholders who tender shares will be the NAV on the day following the close of the tender offer period. The tender offer for this quarter will close on January 24th. This means that the NAV paid to tender offer participants will effectively "float" until the NAV is struck at the close of business on January 25th. As a result, there can be no assurance of the NAV the shareholder will receive.

What are the specifics of the plan & the relevant dates?

Discount Test Dates

The test for this quarter began on 10/29/04 and was completed 11/26/04.

Press Releases

Evergreen Investments issued a press release on 11/19/04 communicating the status of the discount test and the intention to present the Board with the tender offer proposal. On 12/9/04, Evergreen issued another releasing announcing the approval of the tender for this quarter by the Board of Trustees.

Board of Trustees Approval

The tender offer requires approval by the Board of Trustees of the Fund.





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NAV Paid as of

The NAV that will be paid to shareholders who tender shares will be the NAV on the day following the close of the tender offer period. The tender offer will close on January 24th. This means that the NAV paid to tender offer participants will effectively "float" until the NAV is struck at the close of business on January 25th.

Discount Test Requirements

The discount must exceed 5% on 15 of the 20 days of the test period based on average volume-weighted daily price.

Who Qualifies

All Fund shareholders qualify for the tender offer. Because there is no record date for a tender offer, any shareholder can tender shares back to the Fund until the close of the tender offer period.

Shareholder Communication

Once the Board of Trustees approves the tender offer, materials will be mailed to the Broker/Dealers. The Broker/Dealers are then responsible for mailing the materials to individual shareholders. Shareholders will have 21 days to return their materials to their brokerage firm.

10% Limitation

Evergreen had requested from the SEC the ability to limit the amount any one shareholder could receive in the tender offer process to 10% of the amount tendered by the fund. The SEC has not granted this request.

Over Subscription

The tender offer is limited to 5% of the Fund's outstanding shares. Should requests exceed 5% of Fund shares, shareholder requests will be fulfilled on a pro rata basis, meaning that each shareholder will receive the same percentage amount of their request. EquiServe will conduct the proration calculation.




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Tax Treatment of the Tender

A fund's redemption of a shareholder's shares is generally treated as a sale and given cap gain or loss treatment. However, when multiple shareholders are tendering shares for redemption there is a risk that the total share price of an individual's redemption could be treated for tax purposes as a dividend, if that shareholder's percentage interest in the fund does not go down. To avoid dividend treatment, the redeeming shareholder's percentage interest in the fund must go down.

To that end, Evergreen will require the tender of at least 20% of the shareholder's interest in the fund. All redemptions will be reported as sales for year-end tax reporting purposes.

Minimum Tender Amounts

Shareholders must tender a minimum of 20% of their interest in the fund. Shareholders with fewer than 100 shares must tender all or none of their shares.

Odd Lot Provision

If a shareholder owns and tenders fewer than 100 shares, the fund will purchase all shares tendered by that shareholder. These shareholders will not be subject to the pro rata calculation.

Commissions & Fees

Tendering shareholders will not be obligated to pay brokerage commissions in connection with their tender, but may have to pay transaction costs in accordance with the policies of their brokerage firms.

Additional Information

We will provide additional information about the structure of the tender offer as it becomes available and is approved for distribution.